Exhibit 3 1Q19 RESULTS 4Q 2020 Results February 15, 2021Exhibit 3 1Q19 RESULTS 4Q 2020 Results February 15, 2021

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ( CHP ) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ( CHP ) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

Fourth Quarter and Full Year 2020 Updates ✓ Several typhoons adversely affected the Philippines in 4Q20, impacting economic activity. ✓ Successfully executed major kiln maintenance works in Solid Cement Plant in November 2020, after 21 months of operating without a major kiln shutdown. ✓ Solid Cement and APO Cement certified for ISO 50001:2018 Energy Management System in 2020. ✓ Took initiative to evolve our supply chain, encouraging and allowing for more pick-up transactions. Effects reflected mainly in our composite price and distribution expenses starting 4Q20, with most of our sales now being priced for pick-up. ✓ Implemented cost control measures by reducing discretionary expenses. ✓ In October 2020, we virtually inaugurated our new in-house Service Center, enhancing our capacity to serve customers across multiple communication channels. ✓ CEMEX Go allows our customers to purchase products, track deliveries, and manage orders in real-time, all while limiting physical touchpoints. ✓ Kaagapay Mo Ang CEMEX Health & Safety Live Webinar series with our clients. ✓ Through the CEMEX Philippines Foundation, we aided our communities affected by the typhoons. 3Fourth Quarter and Full Year 2020 Updates ✓ Several typhoons adversely affected the Philippines in 4Q20, impacting economic activity. ✓ Successfully executed major kiln maintenance works in Solid Cement Plant in November 2020, after 21 months of operating without a major kiln shutdown. ✓ Solid Cement and APO Cement certified for ISO 50001:2018 Energy Management System in 2020. ✓ Took initiative to evolve our supply chain, encouraging and allowing for more pick-up transactions. Effects reflected mainly in our composite price and distribution expenses starting 4Q20, with most of our sales now being priced for pick-up. ✓ Implemented cost control measures by reducing discretionary expenses. ✓ In October 2020, we virtually inaugurated our new in-house Service Center, enhancing our capacity to serve customers across multiple communication channels. ✓ CEMEX Go allows our customers to purchase products, track deliveries, and manage orders in real-time, all while limiting physical touchpoints. ✓ Kaagapay Mo Ang CEMEX Health & Safety Live Webinar series with our clients. ✓ Through the CEMEX Philippines Foundation, we aided our communities affected by the typhoons. 3

2021 Outlook ✓ The Philippine government has shifted their approach in responding to the COVID-19 pandemic, opting to focus on risk management, strict implementation of health and safety protocols, and more testing, while utilizing lockdowns on a localized basis. ✓ Approved national budget for infrastructure in 2021 is 12% more than the enacted budget in 2020. ✓ National weather bureau, PAGASA, announced that the La Niña phenomenon is still expected to bring above-normal rainfall conditions to the Philippines until March 2021. ✓ The country will continue to struggle between managing the pandemic and recovering from the effects of impeded domestic activity, lower demand, and reduced incomes. ✓ We are providing an expected +4% to +6% volume growth guidance for our company, in anticipation of a less restricted economy and inertia from both the public and private sectors to ramp up construction activity. ✓ Solid Cement Plant expansion project reached a milestone with the lifting of the new kiln into position last January 2021. ✓ Continue to uphold Health and Safety as our top priority. 42021 Outlook ✓ The Philippine government has shifted their approach in responding to the COVID-19 pandemic, opting to focus on risk management, strict implementation of health and safety protocols, and more testing, while utilizing lockdowns on a localized basis. ✓ Approved national budget for infrastructure in 2021 is 12% more than the enacted budget in 2020. ✓ National weather bureau, PAGASA, announced that the La Niña phenomenon is still expected to bring above-normal rainfall conditions to the Philippines until March 2021. ✓ The country will continue to struggle between managing the pandemic and recovering from the effects of impeded domestic activity, lower demand, and reduced incomes. ✓ We are providing an expected +4% to +6% volume growth guidance for our company, in anticipation of a less restricted economy and inertia from both the public and private sectors to ramp up construction activity. ✓ Solid Cement Plant expansion project reached a milestone with the lifting of the new kiln into position last January 2021. ✓ Continue to uphold Health and Safety as our top priority. 4

Domestic Cement Volumes and Prices

CEMEX | HOLDINGS PHILIPPINES

		2020 vs. 2019	4Q20 vs. 4Q19	4Q20 vs. 3Q20
Domestic Cement	Volume	(11%)	(9%)	(13%)
	Price (PHP)	(6%)	(7%)	(5%)

Domestic cement volumes decreased by 9% year-over-year during the fourth quarter due to adverse weather conditions, amidst the ongoing pandemic.

Sequentially, our daily sales volumes were lower by 8%, after adjusting for the impact of holidays.

For 2020, domestic cement volumes decreased by 11% year-over-year mainly due to the COVID-19 pandemic.

Our domestic cement prices were 7% lower year-over-year during the fourth quarter.

- This movement in our composite price was driven by a higher proportion of pick-up sales, lower demand, and competitive market dynamics.
- The sequential and full year change in our prices also reflect the same effects.

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Net Sales 1 Net Sales As a result of lower volumes and prices, net sales decreased, year-over-year, by 15% during the fourth quarter and by 16% -16% for 2020. -15% 4Q19 4Q20 2019 2020 6 1 Millions of Philippine Pesos 5,372 4,564 23,596 19,707Net Sales 1 Net Sales As a result of lower volumes and prices, net sales decreased, year-over-year, by 15% during the fourth quarter and by 16% -16% for 2020. -15% 4Q19 4Q20 2019 2020 6 1 Millions of Philippine Pesos 5,372 4,564 23,596 19,707

Private Sector

Activity in the **residential sector** declined during 4Q20 due to the impact of COVID-19 on spending behavior of households. Remittances have been resilient, but OFW households apportioned lower proceeds for real property investments. Property firms, observed to have deferred development projects due to low demand and uncertainties, have recently signaled resumption in project execution and new project launches.

The **non-residential sector** declined in 4Q20 due to lower foot traffic and movement restrictions. We expect challenges will continue to limit activity in the office, retail, and tourism segments in the short-term. Industrial and logistics segments could augment and lead recovery in the sector.

Sequential improvement in **full-time construction work** during 4Q20.



Employment in Construction
(K Persons)
With a job, not at work
Full-time
Part-time
4,001
57
3,308
636
2,792
2,033
414
345
4,034
132
2,966
935
3,974
31
3,291
652
1Q20
2Q20
3Q20
4Q20

Sources: Company disclosures by various property firms, Philippine Statistics Authority, Santos Knight Frank,

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Public Sector Disbursements on Infrastructure and Capital Outlays Infrastructure disbursements in October (in PHP billion) and November fell by 40% year-over-year -22.0% to PHP 97.4 billion. The lower performance 2019 2020 during the period is attributed to multiple 704 delays encountered in earlier months related to the COVID-19 pandemic. For 2021, the government targets to spend Php 1.1 trillion for infrastructure -30.5% -30.5% development, which is 12% higher than +41.8% -9.4% -39.9% +44.5% the enacted budget in 2020. 549 -50.2% +4.1% -29.1% 95 -36.7% -25.3% 82 81 Infrastructure remains a core pillar of the 75 68 62 63 62 60 59 57 57 government and the planned spending in 52 50 48 46 43 44 40 40 39 2021 is expected to help generate jobs 28 necessary to support economic rebound. Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov 11M % Refers to year-over-year growth 8 Source: Department of Budget and ManagementPublic Sector Disbursements on Infrastructure and Capital Outlays Infrastructure disbursements in October (in PHP billion) and November fell by 40% year-over-year -22.0% to PHP 97.4 billion. The lower performance 2019 2020 during the period is attributed to multiple 704 delays encountered in earlier months related to the COVID-19 pandemic. For 2021, the government targets to spend Php 1.1 trillion for infrastructure -30.5% -30.5% development, which is 12% higher than +41.8% -9.4% -39.9% +44.5% the enacted budget in 2020. 549 -50.2% +4.1% -29.1% 95 -36.7% -25.3% 82 81 Infrastructure remains a core pillar of the 75 68 62 63 62 60 59 57 57 government and the planned spending in 52 50 48 46 43 44 40 40 39 2021 is expected to help generate jobs 28 necessary to support economic rebound. Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov 11M % Refers to year-over-year growth 8 Source: Department of Budget and Management

Cost of Sales



Cost of Sales
(% of net sales)
59%
61%
59%
59%
4Q19
4Q20
2019
2020
Fuel and Power
(% of cost of sales)
Fuel
Power
23%
19%
22%
20%
21%
19%
23%
19%
4Q19
4Q20
2019
2020

Cost of sales, as a percentage of sales, was flat at 59% for 2020.

- Extraordinary benefit in 2020 shutdown costs due to reduced scope and postponement of APO Cement Plant major kiln shutdown.
- 2021 major kiln shutdown costs expected to be similar to 2019 level.
- Planning to execute APO Plant major kiln shutdown in 3Q21.
- No major kiln shutdown scheduled for Solid Cement Plant in 2021.
- Inflationary pressures expected to affect costs in 2021.
- **Total fuel cost** was 7% lower year-over-year, while **total power cost** declined by 16% year-over-year for 2020 due to production optimization, and lower energy prices.

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Operating Expenses Distribution expenses, as a percentage Distribution Selling and Administrative of sales, was flat at 18% for 2020. (% of net sales) (% of net sales) Total distribution expenses decreased by 17% year-over-year for 2020, driven by initiatives to increase operational and cost efficiency. Targeting to further increase proportion of pick-up sales and derive additional savings from distribution expenses in 2021. Selling and administrative expenses, as a percentage of sales, was at 14% for 2020. Total S&A expenses were 11% lower 4Q19 4Q20 2019 2020 4Q19 4Q20 2019 2020 year-over-year for 2020. 10 21% 18% 18% 18% 15% 14% 13% 14%Operating Expenses Distribution expenses, as a percentage Distribution Selling and Administrative of sales, was flat at 18% for 2020. (% of net sales) (% of net sales) Total distribution expenses decreased by 17% year-over-year for 2020, driven by initiatives to increase operational and cost efficiency. Targeting to further increase proportion of pick-up sales and derive additional savings from distribution expenses in 2021. Selling and administrative expenses, as a percentage of sales, was at 14% for 2020. Total S&A expenses were 11% lower 4Q19 4Q20 2019 2020 4Q19 4Q20 2019 2020 year-over-year for 2020. 10 21% 18% 18% 18% 15% 14% 13% 14%

Operating EBITDA and Operating EBITDA Margin 1 Operating EBITDA Variation 20% Operating EBITDA for 2020 decreased 15% by 1% year-over-year. Operating EBITDA margin was at 21% for 2020, as lower volumes and prices were offset by lower costs and our efforts to contain expenses, including maintenance cost deferrals. 21% 18% % Refers to operating EBITDA margin 11 1 Millions of Philippine PesosOperating EBITDA and Operating EBITDA Margin 1 Operating EBITDA Variation 20% Operating EBITDA for 2020 decreased 15% by 1% year-over-year. Operating EBITDA margin was at 21% for 2020, as lower volumes and prices were offset by lower costs and our efforts to contain expenses, including maintenance cost deferrals. 21% 18% % Refers to operating EBITDA margin 11 1 Millions of Philippine Pesos

Net Income

Net income was at PHP 985 million for 2020, lower by 23% year-over-year due to the impact of the COVID-19 pandemic on operating earnings.

Income tax for the full year was higher primarily due to the utilization of deferred tax assets (NOLCO credits) during the second half which reduced cash tax payments.

Financial expenses for the full year reflected lower outstanding loan balances and declining interest rates. From the Stock Rights Offering proceeds raised during 1Q20, we disbursed around PHP 7.9 billion for the repayment of debt owed to CEMEX ASIA, B. V., most of which had been incurred for our Solid Cement Plant expansion project.

	Fourth Quarter			January - December		
(In Millions of Philippine Pesos)	2020	2019	% var	2020	2019	% var
Operating earnings	**289**	**233**	**24%**	**1,777**	**2,350**	**(24%)**
Financial income (expense), net	81	(237)	N/A	(626)	(1,305)	52%
Foreign exchange gain (loss), net	37	325	(89%)	170	453	(62%)
Net income (loss) before income taxes	**407**	**321**	**27%**	**1,321**	**1,499**	**(12%)**
Income tax benefit (expenses)	(181)	84	N/A	(336)	(219)	(53%)
Consolidated net income (loss)	**227**	**405**	**(44%)**	**985**	**1,280**	**(23%)**

Net Income[1]


405
227
1,280
985
4Q19
4Q20
2019
2020

[1] Millions of Philippine Pesos

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FREE CASH FLOW 4Q 2020 1Q19 FREE CASH FLOW & GUIDANCEFREE CASH FLOW 4Q 2020 1Q19 FREE CASH FLOW & GUIDANCE

Free Cash Flow

CEMEX | HOLDINGS PHILIPPINES

	January - December			Fourth Quarter		
	2020	2019	% var	2020	2019	% var
Operating EBITDA	4,172	4,227	(1%)	891	781	14%
- Net Financial Expenses	626	1,305		(81)	237	
- Maintenance Capex	274	659		108	273	
- Change in Working Capital	9	(785)		(122)	473	
- Income Taxes Paid	418	575		112	184	
- Other Cash Items (net)	30	(9)		26	24	
Free Cash Flow after Maintenance Capex	2,814	2,481	13%	847	(411)	N/A
- Strategic Capex	3,251	3,199		919	1,159	
Free Cash Flow	(437)	(719)	39%	(72)	(1,570)	95%

Millions of Philippine Pesos

Free cash flow after maintenance CAPEX for 2020 was around PHP 2.8 billion.

Strategic CAPEX for 2020 was at PHP 3.25 billion due to our Solid Cement Plant Expansion project.

From the Stock Rights Offering proceeds raised during 1Q20, we disbursed around PHP 1.3 billion for the payment of costs and expenses associated with the plant expansion project in 2020.

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Solid Cement Plant Capacity Expansion Works remained ongoing, with strict health and safety protocols, in line with government regulations. Our contractors continue to work on the different buildings and structures of the new line. Installation of various equipment, including the kiln, began last month, in January. Expected completion of construction in December 2021. Lifting of new rotary kiln into position at Solid Cement Plant (Jan. 2021) Estimated total investment of US$235 million 15Solid Cement Plant Capacity Expansion Works remained ongoing, with strict health and safety protocols, in line with government regulations. Our contractors continue to work on the different buildings and structures of the new line. Installation of various equipment, including the kiln, began last month, in January. Expected completion of construction in December 2021. Lifting of new rotary kiln into position at Solid Cement Plant (Jan. 2021) Estimated total investment of US$235 million 15

2021 Guidance Cement Volumes 4-6% PHP 5,680 million Solid Cement Plant Expansion CAPEX Capital expenditures PHP 1,350 million Maintenance and Other CAPEX PHP 7,030 million Total CAPEX 162021 Guidance Cement Volumes 4-6% PHP 5,680 million Solid Cement Plant Expansion CAPEX Capital expenditures PHP 1,350 million Maintenance and Other CAPEX PHP 7,030 million Total CAPEX 16

Q&A SESSION 4Q 2020Q&A SESSION 4Q 2020

APPENDIX 4Q 2020 1Q19 APPENDIXAPPENDIX 4Q 2020 1Q19 APPENDIX

Debt Maturity Profile Leases 5,344 BDO Debt 38 Total Debt: PHP 12,853 1 Avg. life of debt : 4.9 years 2 4,138 Net Debt to EBITDA : 1.6x 124 5,306 4,014 1,365 1,174 38 768 1,327 628 42 22 140 2021 2022 2023 2024 2025 2026≥ 2027 All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 19 2 Last 12 months Consolidated EBITDADebt Maturity Profile Leases 5,344 BDO Debt 38 Total Debt: PHP 12,853 1 Avg. life of debt : 4.9 years 2 4,138 Net Debt to EBITDA : 1.6x 124 5,306 4,014 1,365 1,174 38 768 1,327 628 42 22 140 2021 2022 2023 2024 2025 2026≥ 2027 All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 19 2 Last 12 months Consolidated EBITDA

Additional Debt Information

CEMEX | HOLDINGS PHILIPPINES

	Fourth Quarter			Third Quarter
	2020	2019	% var	2020
Total debt[1][2]	12,853	20,063	(36%)	13,510
Short term	6%	9%		6%
Long term	94%	91%		94%
Cash and cash equivalents	6,139	1,399	339%	6,667
Net debt	6,714	18,664	(64%)	6,843
Leverage Ratio[3]	3.08	3.47		3.33
Coverage Ratio[3]	5.95	3.73		5.21

Note:
All amounts in millions of Philippine Pesos, except percentages and ratios
[1] U.S. dollar debt converted using end-of-period exchange rates
[2] Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS)
[3] Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021

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Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt (debt plus leases) minus cash and cash equivalents. 21Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt (debt plus leases) minus cash and cash equivalents. 21

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 8849 3600 CHP chp.ir@cemex.com 22Contact Information Investor Relations Stock Information In the Philippines PSE: +632 8849 3600 CHP chp.ir@cemex.com 22